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                             July 31, 2020

       Christopher Caldwell
       Chief Executive Officer
       Concentrix Corp
       44111 Nobel Drive
       Fremont, CA 94538

                                                        Re: Concentrix Corp
                                                            Amendment No. 2 to
Draft Registration Statement on Form 10
                                                            Submitted on July
15, 2020
                                                            CIK No. 0001803599

       Dear Mr. Caldwell:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form 10

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       53

   1. We reviewed your response and revisions in response to comment 4. It is inappropriate to merely combine
information for the pre-and post-transaction periods without reflecting all relevant pro forma
adjustments required by S-X Article 11. Please revise.
 Christopher Caldwell
FirstName
ConcentrixLastNameChristopher Caldwell
            Corp
Comapany
July       NameConcentrix Corp
     31, 2020
July 31,
Page  2 2020 Page 2
FirstName LastName
       You may contact Adam Phippen at (202) 551-3336 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Allison Leopold Tilley, Esq.